U.S.

Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.	Investment Company Act File Number:				Date examination completed:

	811-22487				August 31, 2016
2.	State Identification Number:
	AL	AK	AZ	AR	CA	CO
	CT	DE	DC	FL	GA	HI
	ID	IL	IN	IA	KS	KY
	LA	ME	MD	MA	MI	MN
	MS	MO	MT	NE	NV	NH
	NJ	NM	NY	NC	ND	OH
	OK	OR	PA	RI	SC	SD
	TN	TX	UT	VT	VA	WA
	WV	WI	WY	PUERTO RICO
Other (specify): ☐
3.	Exact name of investment company as specified in registration statement:

DBX ETF Trust
4.	Address of principal executive office: (number, street, city, state, zip code)

345 Park Avenue, New York, NY 10154

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

DBX ETF Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Xtrackers FTSE Emerging Comprehensive Factor ETF (formerly, Deutsche X-trackers FTSE Emerging Comprehensive Factor ETF) (the “Fund”, within DBX ETF Trust) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of August 31, 2016 with respect to securities reflected in the investment account of the Fund that were in the custody of Deutsche Bank (Malaysia) Berhad (sub-custodian) and the Malaysian Central Registry Agency. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2016, and with respect to agreement of security purchases and sales, for the period from May 31, 2016 (the date of our last examination), through August 31, 2016:

Confirmation of all securities held by institutions in book entry form from The Bank of New York Mellon, Deutsche Bank (Malaysia) Berhad and the Malaysian Central Registry Agency;

Reconciliation of all such securities to the books and records of the Fund and The Bank of New York Mellon;

Agreement of pending trade activity as of August 31, 2016 to documentation of subsequent custodian statements;

Agreement of sample of security purchases and sales or maturity since our last report, from the books and records of the Fund to corresponding broker confirmations;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that Xtrackers FTSE Emerging Comprehensive Factor ETF complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of August 31, 2016, with respect to securities reflected in the investment account of the Fund that were in the custody of Deutsche Bank (Malaysia) Berhad and the Malaysian Central Registry Agency is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of DBX ETF Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

      /s/ ERNST & YOUNG LLP

December 18, 2017

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

December 18, 2017

We, as members of management of Xtrackers FTSE Emerging Comprehensive Factor ETF (formerly, Deutsche X-trackers FTSE Emerging Comprehensive Factor ETF) (“DEMG”) (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (“the Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of August 31, 2016 and from May 31, 2016 through August 31, 2016, with respect to securities reflected in the investment account of the Fund that was in the custody of Deutsche Bank (Malaysia) Berhad (sub-custodian) and the Malaysian Central Registry Agency.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of August 31, 2016 and from May 31, 2016 through August 31, 2016, with respect to securities reflected in the investment account of the Fund that was in the custody of Deutsche Bank (Malaysia) Berhad (sub-custodian) and the Malaysian Central Registry Agency.

By:

Very truly yours,

/s/ Freddi Klassen
Freddi Klassen, President

/s/ Michael Gilligan
Michael Gilligan, Chief Financial Officer